# DEFINITIVE AGREEMENT

**BETWEEN:** **Pa4mance Pet Products International, Inc.**
2-259 Edgeley Blvd., Vaughan, ON, Canada, L4K 3Y5

(hereinafter referred to as "**PAWP")**

   **AND:** **Victor Altomare**
16 Isa Court, Woodbridge ON,  L4H- 1J4

(hereinafter referred to as "**SELLER**")

   **AND:** **FEARLESS FILM INC.**
467 Edgley Blvd., Concord ON,  L4K- 4E9

(hereinafter referred to as the **"FEARLESS"**)


**WARRANTIES:**

  **PAWP HEREWITH WARRANTS:**

a)  that it is a corporation duly  incorporated  in  the  State  of Nevada and is in Good Standing with all legal requirements of the State.

b)  that it is duly registered with the United States Securities and Exchange Commission (US SEC), Reporting is approved for trading on the OTC-PinkSheet) under the symbol '**PAWP**' and is in Good Standing.

c)  that it will file for full reporting states with the SEC and trading on the OTC-BB/QB.

d)  that it is free of encumbrances and debts except as given under **Addendum "A"** attached.

e)  that the authorized Share Capital is 500,000,000 Common Voting Shares par value $0.001 and 20,000,000 Preferred Shares, par value $0.001 with no special designation

f)  that it will cause a reverse-split of its issued and outstanding common shares at the rate of 1 share for 1,000 shares (1:1000).

g)  That the common shares issued for the acquisition/merger by PAWP to acquire 100% of the issued shares of FEARLESS pre-split shall be replaced in full with the same number of shares to be issued with post-split shares.

h)  that on or before June 30st following common shares will be issued and outstanding:
    - 155,086,275 Common Voting Shares issued and outstanding.

i)  that all issued and outstanding shares have been duly issued under the laws of the State of Nevada and under the Rules and Regulations of the US SEC, are free and clear of encumbrance and that there is no liability and/or lien registered against the shares.

j)  that there are no legal actions being taken against **PAWP**, neither now nor does **PAWP** expect  any legal actions to be taken against the corporation.

k)  that it has the authority and right to execute this Agreement.

l)  that all its Director, Officers and Key Employees are duly authorized to occupy their positions.

m) that **PAWP** herewith agrees to indemnify and hold **FEARLESS** and its Directors and Officers harmless from and against any loss, claims, damages and other expenses that they may suffer in connection with a breach by the **PAWP** of any representation, warranty, covenant or agreement contained herein.


**SELLER HEREWITH WARRANTS AND CONFIRMS:**

a)  that it owns and holds a controlling interest in the common shares of **FEARLESS.**

b)  that the shares have been issued pursuant to all rules and regulations governing **FEARLESS**.

c)  that the above shares are free and clear of encumbrance and that there is no liability and/or lien registered against the shares.

d)  that the **SELLER** has the power and authority to sell and transfer the shares to **FEARLESS**.


**FEARLESS HEREWITH WARRANTS AND CONFIRMS:**

e)  that it is a private corporation, duly registered in the Province of British Columbia, Canada, and is in Good Standing with all Provincial and Federal legal requirements.

f)  that on the date given below **FEARLESS** had a total of 30,000,000 common voting shares issued and outstanding, as given in **Addendum "B"** attached, and furthermore **FEARLESS** warrants and confirms that it shall not issue any additional shares what so ever prior to the date of closing of this agreement.

g)  that it owns and controls 100% Interest in the 'ASSET' as in more details described in the Executive Summary as the Planned Project of **FEARLESS** and as given attached under **Addendum "B".**

h)  The 'ASSET' shall include any and all future acquired physical and intellectual property as well as patents licenses and rights etc.

i)  that the 'ASSET' is free and clear of any encumbrances and there are no claims against the Asset by any other party what so ever.

**j)**  that it has the authority and legal right to operate its corporation in Canada as given in more detail in its business plan attached under **Addendum "B".**

k)  that it is free of encumbrances except as given under **Addendum "E"** attached.

l)  that the planned business operation is being conducted within all applicable laws of Canada.

m) that it, with the assistance of **PAWP,** desires to expand its business in North America and the rest of the World.

n)  that there are no legal actions being taken against **FEARLESS**, its Directors, Officers or Key-Employees or its "ASSET" now nor does **FEARLESS** expect any legal actions to be taken against **FEARLESS**, its Directors, Officers or Key-Employees or its "ASSET".

o)  that all its Director, Officers and Key Employees are duly authorized to occupy their positions.

p)  that it has the authority and right to execute this agreement.

q)  that **FEARLESS** herewith agrees to indemnify and hold **PAWP**, its Directors, Officers, Key-Employees and its present shareholders harmless from and against any loss, claims, damages and other expenses that **PAWP** may suffer in connection with a breach by **FEARLESS** and/or the **SELLER** of any representation, warranty, covenant or agreement contained herein.

**WHEREAS PAWP** desires to acquire One Hundred Percent (100%) of the Issued and Outstanding Shares of the **FEARLESS** and **SELLER** desires to sell One Hundred Percent (100%) of the Issued and Outstanding shares of **FEARLESS** on the term and conditions hereinafter set forth.

**NOW THEREFORE**, in consideration of the mutual covenants and promises of the parties hereto, **PAWP** and **FEARLESS** agree as follows:

1.  **PAWP** agrees to purchase and the **SELLER** agrees to sell One Hundred Percent (100%) of the issued and outstanding SHARES of **FEARLESS**, whereby **FEARLESS** shall become a wholly owned subsidiary of **PAWP** including the 'ASSET' owned and controlled by **FEARLESS** as given under **Addendum 'C'** attached.

2.  **PAWP** shall pay the following remuneration for the acquisition of 100% of the shares of **FEARLESS**:

    a)  **PAWP** shall issue at total of 1,000,000 Preferred, Convertible Shares Series 'A' Voting, the shares shall be issued within 10 days from execution of this agreement and shall be issued pursuant to the directions given by the **SELLER**.

    b)  In addition **PAWP** shall issue 30,000,000 Common Shares, restricted under rule 144 of the SEC which shares shall be issued upon closing at the direction of the **SELLER**.

    c)  In addition **FEARLESS** shall be able to earn up to a total of 4,000,000 Preferred, Convertible, Series 'A" voting shares subject to achieving the following Gross Sales:
        i.   Gross-Sales of $ 5,000,000 USD = 1,000,000 Preferred Convertible, Series 'A'
        ii.  Accumulated Gross-Sales of $ 10,000,000 USD = 1,000,000 Preferred Convertible, Series 'A'
        iii. Accumulated Gross-Sales of $ 20,000,000 USD = 2,000,000 Preferred Convertible, Series 'A'

    d)  None of the issued shares shall be hypothecated nor shall they be used in any other way as collateral for any reason whatsoever, unless otherwise authorized by a Board of Directors resolution of **PAWP** duly proposed and passed.

    e)  The shares given in b) above shall be issued within 30 days from date of closing of this agreement.

3.  **PAWP** shall cause following changes:

      a.   A Reverse-Split of its Common Issued and Outstanding Shares at a rate of 1 share for 1000 shares,

      b.   A change of Names from Paw4mance Pet Products International, Inc. to **FEARLESS FILMS, INC.**

4. **PAWP** shall file for full reporting states with the SEC and for trading and quotation on the OTC-BB/QB.

5. In the event that **PAWP** does not fulfill the requirements as given under 3. a.& b. above, and/or of **PAWP** does not achieve full reporting status and trading on the OTC-QB within 180 days of the date of the filing of the S-1 registration form with the SEC, the SELLER and FEARLESS may at their sole discretion cancel this agreement and following shall be the result of any cancellation:

      a)   All stock issued under this agreement, both preferred and common shall be cancelled and shall be returned to the treasury of **PAWP.**

      b)   The Asset shall be returned to the ownership of the **SELLER**.

      c)   Neither **PAWP** nor **FEARLESS** or the **SELLER** shall have any further right or claim against each other what so ever.

6. **PAWP** shall be liable for all costs pertaining to maintaining its Company in Good Standing with all applicable laws and rules and regulations.

7. **FEARLESS** shall be liable for all costs pertaining to maintaining its Company in Good Standing with all applicable laws and rules and regulations and furthermore **FEARLESS** shall pay 50% of all costs pertaining to the maintenance of **PAWP** under the laws and rules and regulations of the State of Delaware and the SEC.

8. **FEARLESS** shall execute Service/Employment Agreements with its Directors and Officers and Key Employees, which agreements must be approved by the Board of Directors of **PAWP.**

9. **PAWP** shall not at any time interfere with the Management and Operation of **FEARLESS**, its subsidiary, provided however that such Management and Operation of **FEARLESS** shall at all times be within its Industry's Standards and subject to the Laws of Canada the United States and any other country of operation and furthermore that such Management and Operation shall not be to the detriment of **PAWP** and/or **FEARLESS**.

10. **FEARLESS** shall provide the necessary documentations, including but not limited to: Directors, Officers and Key Employees of **FEARLESS**; Audited Financial Statements, and all other such documentation as may be required by the US Securities and Exchange Commission within its filing requirements.

11. **FEARLESS** shall continue to manage and operate all aspects of its business in the ordinary course in a manner consistent with existing business practices and as are standard in its industry and **FEARLESS** shall at all times provide **PAWP** timely information on all material changes of **FEARLESS** and/or as required by the rules and regulations of the US SEC.

12. Notwithstanding paragraph 8. above, **FEARLESS** shall work closely with **PAWP** in planning its business development and financial management initiatives to expand **FEARLESS**'s business.

13. There shall be no reverse or forward split of the issued and outstanding common stock of **PAWP** for a period of 3 years from date of closing of this agreement as given in paragraph 22.

14. **PAWP** and **FEARLESS** shall be financially self-supporting unless otherwise agreed upon by both, (by majority of the Directors of **PAWP** and by majority of the Directors of **FEARLESS**), provided however that **FEARLESS** shall pay that portion of the **PAWP**'s Quarterly and Annual cost of Audit and/or Review by the Auditors pertaining to **FEARLESS**.

15. **FEARLESS** shall be liable for all costs pertaining to maintaining **FEARLESS** in Good Standing and pertaining to its assets.

16. Payment of all 'Other Current Liabilities' as given under **Addendum "C"** and as recorded on the books of **FEARLESS** at the time of closing of this transaction shall be the responsibility of **FEARLESS** and not that of the Parent Company **PAWP** provided however that none of the recorded liabilities are delinquent and collection of such are presently being enforced and or is expected to be enforced in the future.

17. As of the Closing Date the President and CEO of **FEARLESS** shall be Victor Altomare.

18. Within 10 days of the signing of this agreement, **PAWP** shall appoint Victor Altomare to it's Board of Directors.

19. The present Management of **FEARLESS** shall remain on the Board of **FEARLESS** and shall continue to manage **FEARLESS** in the best interest of **FEARLESS** and **PAWP**.

20. **PAWP** shall within three months from closing establish an Employee Option Program.

21. This Agreement is denominated in U.S. dollars.

22. The Closing date shall be on or before October 31, 2014, which shall be the date from which on forward all business transactions by **FEARLESS** shall be done as the Subsidiary of **PAWP**.

23. Communications between the parties to this agreement shall be done via email, whereby such email documents shall be deemed legal and binding if and when confirmed by both parties whereby hardcopies of any document shall be provided if an when requested by the parties to this agreement:
    **Email:**          **PAWP** email to: emac01@shaw.ca
                        **FEARLESS** email to: fearlessv1@hotmail.com

24. **PAWP** and **FEARLESS** shall do and execute all such acts as are deemed necessary under the laws of the State of Delaware and as required under the Rules and Regulations of the US SEC to fully execute this Agreement.

25. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

26 This agreement is being executed without the benefit of legal counsel, provided however, the parties to this agreement may at their cost submit this agreement to legal counsel for revision to give it proper and legal effect, provided however, the content and spirit of the agreement shall be not be changed and provided that such revision shall be done on or before 45 days from date of this agreement.

27 Each party to this Agreement agrees to do all such other actions and execute such other documents deemed necessary to give full effect to this agreement.

28 This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, associates and assigns.

29 This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware with place of Jurisdiction being Salt Lake County, Utah.

**IN WITNESS WHEREOF,** the parties hereto executed this Agreement as of the 5<sup>th</sup> day of August, 2014.


**Paw4mance Pet Products International, Inc.**



_____
Dennis dos Santos, President & CEO


**FEARLESS FILM INC.**                                              **SELLER**


**V**ictor Altomare, President                          Victor Altomare